# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Brightline Interactive, Inc./NV, CIK 0001854445
CUSIP: 37892C205
Title of class of securities: Common Stock, par value $.001 per share
Address of issuer's principal executive offices: 21745 RED RUN DRIVE, ASHBURN, Virginia (VA), 20147
Date of event which requires filing of this statement: 09/28/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001557306

## Reporting persons
- KRONSTADT ALLEN: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 213,750; shared voting power 0; sole dispositive power 213,750; shared dispositive power 0; aggregate amount beneficially owned 213,750 (7.9% of the class)

## Item 1. Issuer
Name of issuer: Brightline Interactive, Inc./NV
Address of issuer's principal executive offices: 21745 RED RUN DRIVE, ASHBURN, VIRGINIA, 20147.

## Item 2. Person Filing
Name of person filing: Allen Kronstadt
Address of principal business office or, if none, residence:
5515 Security Lane, #1115
Rockville, MD 20852
Citizenship: U.S.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 213,750
Percent of class: 7.9%
Sole power to vote or to direct the vote: 213,750
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 213,750
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- KRONSTADT ALLEN: Allen Kronstadt, Filer (10/01/2026)